Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 15, 2012

TEKMIRA PHARMACEUTICALS CORPORATION
100 – 8900 Glenlyon Parkway
Burnaby, British Columbia  V5J 5J8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TEKMIRA PHARMACEUTICALS CORPORATION (“Tekmira”) will be held at the Terminal City Club at 837 West Hastings Street, Vancouver, British Columbia, on June 20, 2012 at 1:00 PM, local time, for the following purposes:

1.	to receive the audited financial statements of Tekmira for the year ended December 31, 2011 and the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to re-appoint KPMG LLP, Chartered Accountants, as auditors of Tekmira for the ensuing year;

4.
to consider, and if thought fit, amend Tekmira’s omnibus share compensation plan to increase the number of common shares from 1,643,144 to 2,193,870 in repect of which awards may be granted thereunder; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice.  The Information Circular contains details of the matters to be considered at the Meeting.

Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, May 15, 2012.

BY ORDER OF THE BOARD

(signed) Dr. Daniel Kisner
Chairman of the Board

TEKMIRA PHARMACEUTICALS CORPORATION
100 – 8900 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

INFORMATION CIRCULAR
unless otherwise noted, as at May 15, 2012

THE MEETING

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Tekmira Pharmaceuticals Corporation for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on June 20, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company,” “Tekmira,” “we,” and “our” refer to Tekmira Pharmaceuticals Corporation. “Common Shares” means common shares without par value in the capital of the Company; “Shareholders” means holders of Common Shares; “Beneficial Shareholders” means Shareholders who do not hold Common Shares registered in their own name; “Registered Shareholders” means Shareholders which are registered holders of Common Shares; and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Tekmira’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but Tekmira’s directors, officers and regular employees may also solicit proxies personally or by telephone.  Tekmira will bear all costs of the solicitation, including the printing, handling and mailing of the Meeting materials.  Tekmira has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tekmira held of record by those Intermediaries and Tekmira may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tekmira.  If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote, or withhold voting, the common shares of Tekmira represented thereby in accordance with the choice you specify on any ballot that may be called for.  The Proxy confers discretionary authority on the individuals named therein with respect to:

•	each matter or group of matters identified therein for which a choice is not specified;

•	any amendment to or variation of any matter identified therein; and

•	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote common shares of Tekmira represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person.  If you wish to submit a Proxy, you must complete, date and sign the Proxy, and then return it to Tekmira’s transfer agent, CIBC Mellon Trust Company, by fax at 1-866-781-3111 (toll free in North America) or 416-368-2502, or by mail (via postage paid return envelope) at CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery at 320 Bay Street, Banking Hall Level, Toronto, Ontario, before 1:00 p.m. (Vancouver time) on Monday, June 18, 2012, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  The Chairman of the Meeting may waive the proxy cut-off without notice.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold common shares of Tekmira in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If common shares of Tekmira are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares of Tekmira will not be registered in the Shareholder’s name on the records of Tekmira.  Such common shares of Tekmira will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such common shares of Tekmira are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders.  There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object (called NOBOs for Non-Objecting Beneficial Owners).

Tekmira is taking advantage of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials indirectly to its NOBOs and OBOs.  As a result, NOBOs and OBOS can expect to receive Meeting materials from their Intermediaries via Broadridge Financial Solutions Inc. (“Broadridge”), including a voting information form (“VIF”).  Beneficial Shareholders should follow the instructions in the VIF to ensure that their common shares of Tekmira are voted at the Meeting.  The VIF or form of proxy will name the same individuals as Tekmira’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Shareholder of Tekmira) other than the individuals designated in the VIF, to represent you at the Meeting.  To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF.  The completed VIF must then be returned in accordance with the instructions in the VIF.  Broadridge then tabulates the results of all instructions received and completed in accordance with the instructions provided in the VIF and provides appropriate instructions respecting the voting of common shares of Tekmira to be represented at the Meeting.  If you receive a VIF from Broadridge, you cannot use it to vote common shares of Tekmira directly at the Meeting – the VIF must be completed and returned in accordance with its instructions, well in advance of the Meeting in order to have your common shares of Tekmira voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares of Tekmira registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares of Tekmira in that capacity.  If you wish to attend the Meeting and indirectly vote your common shares of Tekmira as proxyholder for your broker, or to have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same in accordance with the instructions provided in the VIF, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you to attend the Meeting and vote your common shares of Tekmira.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your belalf.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  As a “foreign private issuer”, Tekmira is exempt from the United States Securities and Exchange Commission (“SEC”) rules regarding proxy solicitations (and certain related matters) and therefore are not subject to the procedural requirements of Rule 14a-5(e) of the United States Securities Exchange Act of 1934, as amended. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Section 16(a) of the Securities Exchange Act of 1934 requires a registrant’s directors and executive officers, and persons who own more than 10% of a registered class of a registrants’ securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the registrant. As we are a “foreign private issuer” pursuant to Rule 3a12-3 of the Securities Exchange Act of 1934, Tekmira and the persons referred to above are exempt from the reporting and liability provisions of Section 16(a). However, under Canadian provincial securities laws, the persons referred to above are required to file reports in electronic format through the System for Electronic Disclosure by Insiders, or SEDI, disclosing changes in beneficial ownership of, or control or direction over, our common shares and other securities. Our shareholders can access such reports at www.sedi.ca.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tekmira is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s common shares of Tekmira.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to the Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the address of the registered office of Tekmira at 700 West Georgia, 25th Floor, Vancouver, British Columbia, V7Y 1B3 (Attention of R. Hector MacKay-Dunn, Q.C.).

A later dated proxy must be received before 1:00 p.m. (Vancouver time) on Monday, June 18, 2012, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A notice of revocation must be received before 1:00 p.m. (Vancouver time) on Tuesday, June 19, 2012, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy.  Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting Securities and Principal Holders of Voting Securities

Record Date, Quorum and Outstanding Shares

The record date for determining persons entitled to receive notice of and vote at the Meeting is May 16, 2012.  Only Shareholders as of the close of business on May 16, 2012 are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular and Proxy.  A quorum for the transaction of business at the Meeting is at least two people who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued common shares of Tekmira.  Tekmira has received a waiver of Rule 4350(f) from the NASDAQ which would otherwise require a quorum of holders of not less than 33 1/3% of our common shares.

At the close of business on May 15, 2012, 13,999,662 common shares of Tekmira were issued and outstanding.

Each Shareholder is entitled to one vote per Common Share held on all matters to come before the Meeting.  Common Shares of Tekmira are the only securities of Tekmira which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tekmira

To the knowledge of the directors and executive officers of the Company, no person or corporation owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tekmira as at May 15, 2012, except as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Growth Works Capital Ltd. & Affiliates.	1,967,420	14.1%

PROPOSAL 1 - ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is fixed at six.  The term of office of each of the current directors will end immediately before the election of directors at the Meeting.  Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) and the articles of Tekmira, each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of common shares of Tekmira beneficially owned, controlled or directed by each, directly or indirectly, as at May 15, 2012.

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tekmira Beneficially Owned, Controlled or Directed(1)
Michael Abrams (10) (12) Director Washington, U.S.A
Since November 2009, President and CEO of Inimex Pharmaceuticals; since 2008, Chairman of Indel Therapeutics Inc.; director of Migenix Inc. until August 2008; Director for the Centre for Drug Research and Development; Adjunct Professor at the University of British Columbia
		Since May 30, 2008	8,850(2)
Kenneth Galbraith (9)(11) Director British Columbia, Canada	General Partner at Ventures West	Since January 28, 2010	15,240(3)
Don Jewell(9) Director British Columbia, Canada	Managing Partner, RIO Industrial (financial management services)	Since May 30, 2008	471,455(4)
Frank Karbe (9) Director California, U.S.A.	Chief Financial Officer of Exelixis, Inc.	Since January 28, 2010	5,000(5)
Daniel Kisner (10)(11) (12) Director and Board Chair California, U.S.A.	Since 2011 independent consultant; from 2003 to 2010 Partner at Aberdare Ventures.	Since January 28, 2010	12,500(6)
Mark Murray (7) Director, President and CEO Washington, U.S.A.	Since May, 2008, President, Chief Executive Officer and Director; since 2000, President and Chief Executive Officer of Protiva Biotherapeutics Inc.	Since May 30, 2008	51,768(8)

Notes:

(1)
The number of common shares of Tekmira beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.

(2)
Dr. Abrams also holds options to purchase 20,000 common shares of Tekmira at exercises prices ranging from $1.70 to $3.85 and expiry dates ranging from December 18, 2018 to December 22, 2021.  In addition to these options, Dr. Abrams holds options to purchase 57,309 common shares of Protiva Biotherapeutics Inc. (“Protiva”), a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from January 21, 2013 to May 27, 2017.  As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 38,692 common shares of Tekmira on the exercise of these stock options.  The shares reserved for issue on the exercise of these options is equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”. As a result of purchasing Units in Tekmira’s February 29, 2012 private placement, Dr. Abrams also holds warrants to purchase 2,500 common shares of Tekmira at a price of $2.60 and with an expiry date of February 28, 2017.

(3)	Mr. Galbraith also holds options to purchase 15,000 common shares of Tekmira at exercises prices ranging from $1.70 to $3.85 and expiry dates ranging from January 27, 2020 to December 22, 2021.

(4)
Mr. Jewell also holds options to purchase 20,000 common shares of Tekmira at exercises prices ranging from $1.70 to $3.85 and expiry dates ranging from December 18, 2018 to December 22, 2021.  As a result of purchasing Units in Tekmira’s June 16, 2011 public share offering, Mr. Jewell also holds warrants to purchase 30,000 common shares of Tekmira at a price of $3.35 and with an expiry date of June 15, 2016. As a result of purchasing Units in Tekmira’s February 29, 2012 private placement, Mr. Jewell also holds warrants to purchase 60,000 common shares of Tekmira at a price of $2.60 and with an expiry date of February 28, 2017.

(5)
Mr. Karbe also holds options to purchase 15,000 common shares of Tekmira at exercises prices ranging from $1.70 to $3.85 and expiry dates ranging from January 27, 2020 to December 22, 2021. As a result of purchasing Units in Tekmira’s February 29, 2012 private placement, Mr. Karbe also holds warrants to purchase 2,500 common shares of Tekmira at a price of $2.60 and with an expiry date of February 28, 2017.

(6)
Dr. Kisner also holds options to purchase 20,000 common shares of Tekmira at exercises prices ranging from $1.70 to $3.85 and expiry dates ranging from January 27, 2020 to December 22, 2021. As a result of purchasing Units in Tekmira’s June 16, 2011 public share offering, Dr. Kisner also holds warrants to purchase 5,000 common shares of Tekmira at a price of $3.35 and with an expiry date of June 15, 2016. As a result of purchasing Units in Tekmira’s February 29, 2012 private placement, Dr. Kisner also holds warrants to purchase 1,250 common shares of Tekmira at a price of $2.60 and with an expiry date of February 28, 2017.

(7)	Dr. Murray became the President and Chief Executive Officer of Tekmira following the business combination with Protiva that was competed on May 30, 2008.

(8)
Dr. Murray also has options to purchase 150,000 common shares of Tekmira at exercises prices ranging from $1.70 to $4.65 and expiry dates ranging from August 30, 2018 to December 22, 2021.  In addition to these options, Dr. Murray holds options to purchase 377,135 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from July 29, 2012 to March 1, 2018.  As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 254,628 common shares of Tekmira on the exercise of these stock options.  The shares reserved for issue on the exercise of these options is equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares.  See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”. As a result of purchasing Units in Tekmira’s June 16, 2011 public share offering, Dr. Murray also holds warrants to purchase 5,000 common shares of Tekmira at a price of $3.35 and with an expiry date of June 15, 2016. As a result of purchasing Units in Tekmira’s February 29, 2012 private placement, Dr. Murray also holds warrants to purchase 5,000 common shares of Tekmira at a price of $2.60 and with an expiry date of February 28, 2017.

(9)	Member of the Audit Committee.

(10)	Member of the Executive Compensation and Human Resources Committee.

(11)	Member of the Corporate Governance and Nominating Committee.

(12)	Member of the Science Committee.

As of May 15, 2012, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 564,813 common shares of Tekmira (1,209,383 on a fully diluted basis), representing 4.03% (6.84% fully diluted) of the issued and outstanding common shares of Tekmira.

The following are brief biographies of nominees for the position of director. This information has been furnished by the respective nominees.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray has served as our President, Chief Executive Officer and Director since May 2008, when Dr. Murray joined Tekmira in connection with the closing of the business combination between Tekmira and Protiva.  He previously was the President and CEO and founder of Protiva since its inception in the summer of 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner has served as the Chairman of our Board since January 2010.  Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology.  He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization.  Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc.  Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has served as our Director since May 2008.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials.  He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as CEO and a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development, Chairman for Indel Therapeutics Inc. and on the Scientific Advisory Board for viDA Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO.  He is also an Adjunct Professor at the University of British Columbia.

Kenneth Galbraith, C.A., Director. Mr. Galbraith has served as our Director since January 2010.  Mr. Galbraith is currently a General Partner at Ventures West.  He joined Ventures West in 2007 and leads the firm’s biotechnology practice.  Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million.  Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO.  Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada's federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world's leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell has served as our Director since May 2008.  Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe has served as our Director since January 2010.  Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a NASDAQ-listed biotechnology company.  Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry.  Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom-Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

To the knowledge of management, no proposed director is, at the date hereof, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, to the knowledge of management, no proposed director or a holding company of such proposed director: (i) is, as at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director. Certain of the investee companies that Dr. Daniel Kisner served on the board of directors in Dr. Kisner’s capacity as representative of Aberdare Ventures became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no proposed director or a holding company of such proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

There are no family relationships between any of our executive officers and/or directors.

For more information regarding our Board of Directors and committees of our Board of Directors, as applicable, please see “Executive Compensation – Director Compensation” and “Corporate Governance” below.

Unless directed otherwise by a proxyholder, or such authority is withheld, the individuals named in the accompanying Proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee whose names are set forth herein.

The directors of the Tekmira recommend that the shareholders vote FOR the election of the nominess whose names are set forth herein.

PROPOSAL 2 – RE-APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for re-appointment as auditor of Tekmira.  KPMG LLP has been auditor of Tekmira since April 2007.

For more information concerning the Audit Committee and its members, see “Corporate Goverance – Committees of our Board of Directors – Audit Committee” below and the following items in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (available at www.sedar.com and www.sec.gov): Item 6C – Board Practices – Audit Committee, Item 16A – Audit Committee Financial Experts, Item 16C – Pricipal Accountant Fees and Services – Audit Committee Pre-Approved Policies and Proceedures, and Item 16D – Exemptions from the Listing Standards for Audit Committees.

Unless directed otherwise by a proxyholder, or such authority is withheld, management designees named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Tekmira for the ensuing year.

The directors of the Tekmira recommend that the shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Tekmira for the ensuing year.

PROPOSAL 3 – APPROVAL OF INCREASE IN THE NUMBER OF COMMON SHARES IN RESPECT OF WHICH OPTIONS MAY BE GRANTED UNDER TEKMIRA’S OMNIBUS SHARE COMPENSTION PLAN

At Tekmira’s last annual general and special meeting of shareholders on June 22, 2011, shareholders approved an omnibus stock-based compensation plan (the “2011 Plan”) and a 273,889 increase in the number of common shares in respect of which Awards (as defined below) may be granted under the 2011 Plan. Tekmira’s pre-existing option plan (the “2007 Plan”) was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units (collectively, and including options, referred to as “Awards”). The 2011 Plan replaces the 2007 Plan (together “the Tekmira Plans”). The 2007 Plan will continue to govern the options granted thereunder. No further options will be granted under Tekmira’s 2007 Plan.

We currently have 1,484,613 stock options that have been granted and are unexercised under the Tekmira Plans, representing 10.6% of our outstanding common shares as of May 15, 2012.  For more information on the Tekmira Plans, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Of the 1,643,144 common shares in respect of which Awards may be granted under the 2011 Plan, there currently remains a balance of 64,610 common shares in respect of which Awards may be granted under the 2011 Plan, which represents 0.5% of our outstanding common shares as of May 15, 2012.

The objectives of our compensation policies and programs are to: (i) to recruit and subsequently retain highly qualified employees by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; (ii) to motivate employees to achieve important corporate performance objectives and reward them when such objectives are met; and (iii) to align the interests of employees with the long-term interests of shareholders through participation in our equity compensation plans.  Equity compensation is an integral part of achieving these objectives as it provides our directors, officers, employees and consultants with the opportunity to participate in our growth and development. In order to meet the objectives of our compensation program, we are proposing to amend the 2011 Plan to increase the number common shares in which Awards may be granted under the 2011 Plan from 1,643,144 to 2,193,870.  This would increase the balance of common shares that remain to be granted under the 2011 Plan from 64,610 to 615,336 and bring the total of granted and unexercised Awards, together with unallocated Awards, to 2,099,949, representing 15.0% of our outstanding common shares as of May 15, 2012.

Under the policies of the Toronto Stock Exchange, the proposed amendment must be approved by the Company’s shareholders to be effective. Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1.	The Corporation’s 2011 omnibus share compensation plan be and is hereby amended to increase the number of common shares from 1,643,144 to 2,193,870 in repect of which Awards may be granted thereunder;

2.
Notwithstanding that this resolution has been passed by the shareholders of Tekmira, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders.

3.
Any director or officer of Tekmira be and is hereby authorized, for and on behalf of Tekmira, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby.”

Unless directed otherwise by a proxyholder, or such authority is withheld, management designees named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the amendment of the 2011 Plan to increase the number of common shares from 1,643,144 to 2,193,870 in respect of which awards may be granted thereunder.

The directors of the Tekmira recommend that the shareholders vote FOR the amendment of the 2011 Plan.

EXECUTIVE COMPENSATION

    The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2011. For the purposes herein, our Named Executive Officers includes our Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Senior Vice President of Pharmaceutical Development and Senior Vice President of Business Development, as indicated in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Principles, Components and Policies

The Executive Compensation and Human Resources Committee, or the Compensation Committee, is responsible for recommending the compensation of our executive officers to the Board of Directors. In establishing compensation levels for executive officers, the Compensation Committee seeks to accomplish the following goals:

•       to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies;

• to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met; and

• to align the interests of executive officers with the long-term interests of shareholders through participation in our 2011 Plan.

Currently, our executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all of our employees. We have not granted any share appreciation rights to our directors and officers. We have established the above components for our executive compensation package because we believe a competitive base salary and opportunity for annual cash bonuses are required to retain key executives and participation in our 2011 Plan enables our executive officers to participate in our long term success and aligns their interests with those of the shareholders. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Base Salary. The Named Executive Officers are paid a salary in order to ensure that the compensation package offered by us is in line with that offered by other comparable companies in the biotechnology industry, and as an immediate means of rewarding the Named Executive Officer for efforts expended on our behalf. In the fourth quarter of 2010, LaneCaputo Compensation Inc. was paid $32,480 to review Executive and Director Compensation.  LaneCaputo used the following companies to benchmark compensation: AEterna Zentaris Inc., AVI Biopharma, Inc., Celldex Therapeutics, Inc., Cleveland BioLabs Inc., Curis, Inc., Idera Pharmaceuticals, Inc., Inhibitex, Inc., Inovio Pharmaceuticals, Inc., Neuralstem, Inc., NovaBay Pharmaceuticals, Inc., OncoGenex Pharmaceuticals, Inc., Peregrine Pharmaceuticals Inc., Rexahn Pharmaceuticals, Inc., Sangamo BioSciences, Inc., Transition Therapeutics Inc. and YM BioSciences Inc. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance.

Effective January 1, 2009 the base salary of Dr. Murray was increased by 6% to $345,000 and Dr. Lutwyche’s salary was increased 11% to $205,000. Mr. Mortimer’s and Dr. MacLachlan’s base salaries remained unchanged at $285,000.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased 3.5% to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. Mr. Brennan commenced employment with Tekmira as Senior Vice President of Business Development in September 2010 with a base salary of $230,000 per year. Based on the review of the LaneCaputo report, no changes were made to the base salaries of the Named Executive Officers except for Dr. Murray whose salary became US$350,000 effective January 1, 2011. There have been no further Named Executive Officer salary changes since January 1, 2011 to the date of this Information Circular.

Annual Incentive Cash Bonuses. Our policy is to pay bonuses if and when we achieve major corporate objectives as determined by the Compensation Committee and Board of Directors. Cash bonus payments are at the full discretion of the Board of Directors. Our objectives for 2009, as established by the Board of Directors included: filing an Investigational New Drug (IND) application for TKM-ApoB; advancing TKM-PLK1 toward clinical development; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. For 2009, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to a maximum of 50% of their respective base salaries based on the Board of Directors determination of achievement of corporate goals. For 2009, Dr. Lutwyche was eligible to earn a cash bonus up to a maximum of 35% of his base salary based on the Board of Directors determination of achievement of corporate goals. The Compensation Committee recommended, and the Board of Directors approved, the payment of 60% of the maximum cash bonus for 2009 in May 2009 following the completion of two major corporate objectives: filing an IND application for TKM-ApoB and signing a product development agreement with Roche. The recommendation of our Compensation Committee, and the determination of our Board of Directors, to pay 60% of the maximum cash bonus was based on the significance of the combined achievement of these corporate objectives relative to the remaining corporate objectives described above and a recognition of the collective efforts of our Named Executive Officers in achieving them, but was not derived based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable in 2009.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer for 2010 was the same as for 2009. Mr. Brennan, who joined Tekmira in September 2010, was eligible to earn a cash bonus up to a maximum of 35% of his base salary in 2010. Our objectives for 2010, as established by the Board of Directors included: initiating a Phase 1-2 clinical trial for TKM-ApoB; advancing TKM-PLK1 into a Phase 1 human clinical trial; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. The Compensation Committee recommended, and the Board of Directors approved, the payment of 50% of the maximum cash bonus for 2010 in August 2010 following the award of a contract with the U.S. Government to further develop TKM-Ebola. The bonus payment was based on the significance of this new contract combined with progress on some of our other corporate objectives relative to the remaining corporate objectives described above.  The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable to the Named Executive Officers in 2010.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer and Mr. Brennan for 2011 was the same as for 2010. Our objectives for 2011, as established by the Board of Directors included: continued enrollment of patients in the Phase 1 clinical trial for TKM-PLK1; completion of pre-clinical toxicology studies for TKM-Ebola and filing of TKM-Ebola Investigational New Drug application; continued execution of TMT contract including manufacturing scale-up and lyophilization of LNP technology; generate pre-clinical proof of concept for next product candidate; and, maintain a strong cash position. Although good progress was made on the achievement of the 2011 objectives, in light of ongoing litigation and in order to preserve cash, no cash bonuses were paid.

Long-Term Incentives—Share Options. Share options are granted to reward individuals for current performance, expected future performance and to align the long term interest of Named Executive Officers with shareholders. Share options are generally granted in December of each year as part of the annual compensation review. The number of share options granted to Named Executive Officers is based on performance during the current year and expectations of our future needs.

We were in a share trading blackout at the end of 2009 so we were not able to grant share options at that time. In January 2010, once the share trading blackout had been lifted, we granted 25,000 options to Dr. Murray and 16,000 options to each of Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2010.

Mr. Brennan was granted 20,000 new hire options in September 2010. Tekmira staff were granted options in December 2010, as is our usual practice. The Named Executive Officers and Board members were not, however, granted any options at that time as the Company wishes to maintain a balance of ungranted options for use in future periods.

At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and vest upon the final resolution of the litigation against Alnylam.

In December 2011, as part of our annual compensation review, we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2012. These options vest one quarter immediately and one quarter on the next three anniversaries of their grant date.

Share option grants are not based on pre-determined performance goals, either personal or corporate. Awards reflect the qualitative judgment of the Board of Directors as to whether a grant should be awarded for retention or incentive purposes and if so what the size and timing of such awards should be as well as taking into consideration the third party compensation survey completed for us in the third quarter of 2010.

Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has considered the implications of the risks associated with the Company’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are not formulaic, are based on qualitative measures and are at the full discretion of the Board.

Named Executive Officer Purchase of Financial Instruments

The Company has not adopted a policy to prohibit Named Executive Officers and directors from purchasing financial instruments, including prepaid forward contracts, equity swaps, collars, or units of exchange funds (collectively, “Hedging Contracts”) that are designed to hedge or offset a decrease in market value of equity securities grated as compensation or held, directly or indirectly, by the Named Executive Officer or director.  Based on information provided to the Company by the Named Executive Officers and directors, as of the date of this Information Circular, no Named Executive Officer or director has purchased any Hedging Contracts with respect to the Company.

Significant Changes to Compensation Policies and Practices in 2012

As of the date of this Information Circular, the Company has not determined if it will be making any significant changes to its compensation policies and practices in 2012.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company at the date of listing of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Total Return Index.  The Company commenced trading on the TSX on May 1, 2007.

During 2007, Tekmira completed a restructuring and re-focused the Company in a new technology area.  As a result, Tekmira’s share price weakened as these plans were finalized and communicated to investors.  The Canadian health care and biotechnology space also underperformed the broader indices.  Compensation for Named Executive Officers in 2007 increased based on the achievement of business objectives, including a re-financing and re-focusing of the Company in the RNA interference field, as well as advanced discussions with Protiva to combine the businesses of the two companies.

The Protiva business combination was completed in May 2008 concurrent with a private placement with two pharmaceutical companies at a significant premium to the Company’s share price.  The business combination with Protiva was a transformative event for the Company as it brought together significant intellectual property, pharmaceutical partnerships, cash and scientific expertise to advance the Company through its next stage of development.  The Protiva transaction resulted in a change in the Company’s President and CEO and the addition of Dr. Ian MacLachlan as the Company’s Executive Vice President and Chief Scientific Officer and Dr. Peter Lutwyche as the Company’s Vice President, Pharmaceutical Development.  The compensation of the Named Executive Officers for 2008 was negotiated as part of the business combination between Protiva and Tekmira to ensure key executives were retained to integrate the two companies and execute the business plan of the new company.  The overall compensation for the Named Executive Officers increased in 2008 due to the newly created position of Chief Scientific Officer and an increase in base salary of the Company’s Chief Financial Officer concurrent with the closing of the business combination with Protiva.  The base salary of the CEO decreased after the business combination with Protiva.  The weakness in the share price since the completion of the business combination has been in-line with the broader market indices and the deterioration of global equity markets and the general economy.  No cash bonuses were paid to the Named Executive Officers in 2008 based on the desire to preserve cash until the financial markets improved.

Effective January 1, 2009 Drs. Murray and Lutwyche both received $20,000 pay increases to their base salaries to $345,000 and $205,000 respectively reflecting lower starting salaries following the business combination with Protiva. Dr. MacLachlan and Mr. Mortimer did not receive any increase in salary in 2009. The Company’s share price improved 145% in 2009 as compared to a 31% improvement in the S&P/TSX Composite index. The improvement in the Company’s share price reflects the achievement of a number of major corporate objectives in 2009. As discussed above the Named Executive Officers were paid 60% of their maximum bonuses in 2009.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. The Company’s share price decreased 8% in 2010 as compared to a 19% improvement in the S&P/TSX Composite index. As discussed above the Named Executive Officers were paid 50% of their maximum bonuses in 2010.

Effective January 1, 2011 the base salary of Dr. Murray was increased to US$350,000. The salaries of the other Named Executive Officers remained unchanged. The Company’s share price decreased 66% in 2011 as compared to an 11% decrease in the S&P/TSX Composite index. Aside from the January 1, 2011 increase in Dr. Murray’s salary there were no salary increases for the Named Executive Officers in 2011. Also, no bonuses were paid in 2011.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s three most recently completed financial years ending on December 31.  All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	Annual incentive cash bonuses (2) ($)	All other compensation (3) ($)	Total compensation ($)
Dr. Mark J. Murray(4) President and Chief Executive Officer	2011 2010 2009	344,708 345,000 345,000	134,953 88,453 -	- 86,250 103,500	41,868 55,584 90,237	522,969 575,287 538,737
Ian C. Mortimer Executive Vice President, Finance and Chief Financial Officer	2011 2010 2009	285,000 285,000 285,000	96,395 56,610 -	- 71,250 85,500	- - 133,550	381,395 412,860 504,050
Dr. Ian MacLachlan Executive Vice President and Chief Scientific Officer	2011 2010 2009	295,000 295,000 285,000	96,395 56,610 -	- 73,750 85,500	1,439 2,965 8,550	392,834 428,325 379,050
Dr. Peter Lutwyche Senior Vice President of Pharmaceutical Development	2011 2010 2009	225,000 221,327 205,000	77,116 56,610 -	- 39,375 43,050	- - 6,150	302,116 317,312 254,200
Paul A. Brennan(5) Senior Vice President of Business Development	2011 2010 2009	230,000 73,128 -	77,116 151,517 -	- - -	- - -	307,116 224,645 -

Notes:

(1)         The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 120.3%; and, a weighted average risk-free interest rate of 2.67%. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2011 are as follows: expected average option term of ten years; a zero dividend yield; a weighted average expected volatility of 115.5%; and, a weighted average risk-free interest rate of 2.51%.

(2)         The Executive Compensation and Human Resources Committee approved the payment of 60% of the available executive bonus pool during 2009. The Executive Compensation and Human Resources Committee approved the payment of 50% of the available executive bonus pool during 2010. No bonuses were awarded to the Named Executive Officers in 2011.

(3)         All other compensation in 2009 includes Registered Retirement Savings Plan, or RRSP, or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. In 2009 all of our full-time employees and executives were eligible for RRSP or equivalent matching payments. In 2010 and 2011 RRSP match payments were suspended to conserve cash. In 2009 Dr. Murray also received a tax gross-up payment of $46,425 in respect of his earnings prior to the business combination with Protiva. Under Dr. Murray’s previous employment agreement, which was replaced effective May 30, 2008 following the business combination with Protiva, he was eligible for a tax gross-up payment which ensures that he is no worse off as a result of paying taxes on his earnings from us in Canada as compared to if he had worked and paid taxes only in the United States. The payment was calculated and paid in 2009 once Dr. Murray had filed his 2008 U.S. and Canadian tax returns. Dr. Murray’s employment agreement with Tekmira, effective May 30, 2008, does not include a tax gross-up clause. Dr. Murrary’s other compensation also includes reimbursement of personal tax filing service fees up to a maximum of $10,000 per year as per his contract. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance. On May 31, 2009, a year and a day after the business combination with Protiva, Mr. Mortimer received a one time retention bonus of $125,000.

(4)         Effective January 1, 2011 Dr. Murray’s salary was denominated in US dollars and was increased to US$350,000. The amount shown the in table for 2011 is the Canadian equivalent of US$350,000. In 2009 and 2010 Dr. Murray’s salary was $345,000 and was denominated in Canadian dollars.

(5) Mr. Brennan commenced employment with in September 2010 with an annual salary of $230,000.

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration the recommendations of the LaneCaputo compensation report completed in Q4 2010. Options are generally granted to corporate executives in December of each year as part of the annual compensation review.  Any special compensation other than cash bonuses is typically granted in the form of options.  Options are granted at other times of the year to individuals commencing employment with the Company or in special circumstances.  The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option.  See “Securities Authorized for Issuance Under Equity Compensation Plans” for a description of the terms of the Corporation’s current omnibus share compensation plan.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

At Tekmira’s last annual general and special meeting of shareholders on June 22, 2011, shareholders approved the 2011 Plan and a 273,889 increase in the number common shares in respect of which Awards may be granted under the 2011 Plan. Tekmira’s pre-existing 2007 Plan was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units. The 2011 Plan replaces the 2007 Plan. The 2007 Plan will continue to govern the options granted there under. No further options will be granted under Tekmira’s 2007 Plan.

There are a total of 1,549,223 common share options currently outstanding and available for future grant under the Tekmira Plans which represents approximately 11.1% of the Company’s 13,999,662 issued and outstanding common shares at May 15, 2012.

Since January 1996, the equivalent of 93,921 common shares of Tekmira have been issued pursuant to the exercise of options granted under Tekmira’s Plans (which represents approximately 0.67% of the Company’s issued and outstanding common shares), and as of May 15, 2012, there were 1,484,613 common shares of Tekmira subject to options outstanding under Tekmira’s Plans (which represents approximately 10.6% of the Company’s current issued and outstanding common shares).  The number of common shares of Tekmira remaining available for future grants of options as at May 15, 2011 was 64,610 (which represents approximately 0.5% of the Company’s current issued and outstanding common shares).

The following table sets out information for Tekmira’s Plans as at the end of the financial year ended December 31, 2011.

Information for Tekmira’s Plans
Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options (“Column A Securities”)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
2007 and 2011 Plan	1,413,318	$5.32	136,305

Terms of the 2011 Plan

The following is a summary of important provisions of the 2011 Plan.  It is not a comprehensive discussion of all of the terms and conditions of the 2011 Plan.  Readers are advised to review the full text of the 2011 Plan to fully understand all terms and conditions of the 2011 Plan.  A copy of the 2011 Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose.  The purpose of the 2011 Plan is to promote the Corporation’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration.  Under the 2011 Plan, the board of directors can, at any time, appoint a committee (the “Compensation Committee”) to, among other things, interpret, administer and implement the 2011 Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the 2011 Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the 2011 Plan will be administered by the board of directors).

Eligible Persons.  Under the 2011 Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the 2011 Plan) of the Corporation, or any of its affiliates, or a person otherwise approved by the Compensation Committee (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted under the 2011 Plan.

Share Reserve.  The number of common shares in respect of which Awards may be granted under the 2011 Plan will be determined by the shareholders at the Meeting, and may be increased, decreased or fixed by our Board of Directors, as permitted under the applicable rules and regulations of our regulatory authorities to which we are subject.  If the shareholders do not approve an increase in the number of common shares in respect of which Awards may be granted (See “Proposal 3 – Appoval of increase in the number of common shares in respect of which options may be granted under Tekmira’s option plan” above), the maximum number of common shares approved for future issuance under the 2011 Plan will remain as 1,643,144 common shares as of May 15, 2012, with a balance of 64,610 available for grant under the 2011 Plan, which represents 0.5% of our outstanding common shares as of May 15, 2012.  If the shareholders approve an increase in the number of common shares in respect of which Awards may be granted, the maximum number of common shares approved for future issuance under the 2011 Plan will increase to 2,193,870 common shares, with a balance of 620,336 available for grant under the 2011 Plan, which represents 4.4% of our outstanding common shares as of May 15, 2012.

Amending Provisions.  In accordance with Toronto Stock Exchange policies, the 2011 Plan allows the Compensation Committee of the Board of Directors to amend the 2011 Plan or any award agreement under the 2011 Plan at any time provided that shareholder approval has been obtained by ordinary resolution. Notwithstanding the foregoing, shareholder approval would not be required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements, amendments to vesting provisions, amendments to the term of options or tandem stock appreciation rights held by non-insiders, amendments to the option exercise price of options held by non-insiders, and any amendments which provide a cashless exercise feature to an award that provides for the full deduction of the number of underlying common shares from the total number of common shares subject to the 2011 Plan.

Limits on Grants to Insiders. In accordance with Toronto Stock Exchange policies and emerging practice, the 2011 Plan limits the number of common shares:

(i)	issuable, at any time, to Participants that are insiders of Tekmira; and

(ii)	issued to Participants that are insiders of Tekmira within any one year period,

pursuant to the 2011 Plan, or when combined with all of Tekmira’s other security based share compensation arrangements, to a maximum of 10% of the total number of outstanding common shares (on a non-diluted basis). The common shares issued pursuant to an entitlement granted prior to the grantee becoming an insider will be excluded in determining the number of common shares issuable to insiders. Additionally, under the terms of the 2011 Plan, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed 5% of the total number of outstanding common shares (on a non-diluted basis).

Issuance of Awards.  The 2007 Plan authorizes only one type of award, stock options, thus limiting flexibility to provide for other types of awards. The 2011 Plan allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units, each is briefly described below:

Tandem Stock Appreciation Rights — Tandem Stock Appreciation Rights, or Tandem SARs, provide option holders with a right to surrender vested options for termination in return for common shares (or the cash equivalent) equal to the net proceeds that the option holder would otherwise have received had the options been exercised and the underlying common shares immediately sold. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof.

Restricted Stock Units — Restricted Stock Units, or RSUs, entitle the holder to receive common shares (or the cash equivalent) at a future date. RSUs are granted with vesting conditions (typically based on continued service or achievement of personal or corporate objectives) and settle upon vesting by delivery of common shares (or the cash equivalent). The value of the RSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the RSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of RSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the RSU is granted.

Deferred Stock Units — Deferred Stock Units, or DSUs, represent a future right to receive common shares (or the cash equivalent) at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to Tekmira, allowing Tekmira to pay compensation to holders of DSUs on a deferred basis. Each DSU awarded by Tekmira is initially equal to the fair market value of a common shares at the time the DSU is awarded. The value of the DSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the DSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of DSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the DSU is granted.

Adjustment of exercise/settlement during blackout periods.  Further to our Insider Trading Policy, our officers, directors and employees may be prohibited from trading in our securities for an interval of time, or the Blackout Period. As Blackout Periods are of varying length and may occur at unpredictable times, Awards may expire or settle during a Blackout Period. As a result, the 2011 Plan provides that: (i) where the expiry date of an option or Tandem SAR occurs during or within ten non-blackout trading days following the end of a Blackout Period, the expiry date for such option or Tandem SAR shall be the date which is ten non-blackout trading days following the end of such Blackout Period; and (ii) where the date for the settlement of Restricted Stock Units or the payment of a settlement amount in the case of a DSU occurs during a Blackout Period, Tekmira shall make such settlement or pay such settlement amount to the holder of such an Award within ten non-blackout trading days following the end of such Blackout Period.

Computation of Available Shares.  For the purposes of computing the number of Common Shares available for grant under the 2011 Plan, the 2011 Plan provides that Common Shares subject to any Award (or portion thereof) that have expired or are forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares, or are settled in cash in lieu of settlement in Common Shares, shall again be available for grant under the 2011 Plan. Notwithstanding the foregoing, any Common Shares subject to an Award that are withheld or otherwise not issued in order to satisfy the Participant’s withholding obligations, or in payment of any option exercise price, shall reduce the number of Common Shares available for grant.

Exercise Price of Options.  The 2011 Plan provides that the exercise price for each option is to be determined by the Compensation Committee, but in no event may be lower than:

(i) where the Common Shares are listed on a stock exchange or other organized market, the closing price of the Common Shares on such stock exchange or other organized market as determined by the Compensation Committee for the trading session ending on the day prior to the time of grant; or

(ii) where the Common Shares are not publicly traded, the value which is determined by the Compensation Committee to be the fair value of the Common Shares at the time of grant, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

Settlement of Awards.  Subject to the terms and limitations of the 2011 Plan, we propose that the 2011 Plan be amended to allow payments or transfers to be made upon the exercise or settlement of an Award be made in such form or forms as the Compensation Committee may determine (including, without limitation, cash or Common Shares), and payment or transfers made in whole or in part in Common Shares may, in the discretion of the Compensation Committee, be issued from treasury or purchased in the open market.

Grant, Exercise, Vesting, Settlement Awards.  Subject to the terms of the 2011 Plan, the Compensation Committee may grant to any eligible person one or more Awards as it deems appropriate. The Compensation Committee may also impose such limitations or conditions on the exercise, vesting, or settlement of any Awards as it deems appropriate.

Payment of Exercise Price of Options.  Participants in the 2011 Plan may pay the exercise price by cash, bank draft or certified cheque, or by such other consideration as the Compensation Committee may permit.

Term of Options.  Subject to the Blackout Period provisions described above, an option will expire on the date determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, which date shall not be later than the tenth anniversary of the date of grant, or such earlier date as may be required by applicable law, rules or regulations, including those of any exchange or market on which the common shares are listed or traded. If an optionee’s status as a director, officer, employee or consultant terminates for any reason other than death or termination for cause, the option will expire on the date determined by the Compensation Committee or as specified by agreement among Tekmira and the director, officer, employee or consultant, and in the absence of such specification, will be deemed to be the date that is three months following the director, officer, employee or consultant’s termination. If the optionee’s status as a director, officer, employee or consultant is terminated for cause, the option shall terminate immediately. In the event that the optionee dies before otherwise ceasing to be a director, officer, employee or consultant, or before the expiration of the option following such a termination, the option will expire one year after the date of death, or on such other date determined by the Compensation Committee and specified in the option agreement. Notwithstanding the foregoing, except in the case of death or as expressly permitted by the Compensation Committee, all stock options will cease to vest as at the date upon which the optionee ceases to be eligible to participate in the 2011 Plan.

U.S. Qualified Incentive Stock Options.  Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the 2011 Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the 2011 Plan. In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2011 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Corporation’s common shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (i) the exercise price (per common share) cannot be less than 110% of the fair market value of one common share at the time of grant; and (ii) the option exercise period cannot exceed five years from the date of grant.

Change in Control.  In the event of a merger or acquisition transaction that results in a change of control of Tekmira, the Compensation Committee may, at its option, take any of the following actions: (a) determine the manner in which all unexercised or unsettled Awards granted under the 2011 Plan will be treated, including the accelerated vesting of such options; (b) offer any participant under the 2011 Plan the opportunity to obtain a new or replacement award, if applicable; or (c) commute for or into any other security or any other property or cash, any award that is still capable of being exercised or settled.

Transferability.  Awards granted under the 2011 Plan are not transferable or assignable and may be exercised only by the grantee, subject to exceptions in the event of the death or disability of the grantee.

Temination.  The 2011 Plan will terminate on June 22, 2021.

Additional Shares Subject to Issue Under a Historical Equity Compensation Plan

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 350,457 common shares (which represents approximately 2.5% of the Company’s issued and outstanding common shares as at May 15, 2012) for the exercise of up to 519,073 Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s 2011 Plan or 2007 Plan and the Company is not permitted to grant any further Protiva stock options. The Protiva Options all have a $0.30 exercise price and expire on dates ranging from July 29, 2012 to March 1, 2018.  As at May 15, 2012 Protiva options equating to 20,965 common shares had been exercised and Protiva options equating to 329,492 common shares remained outstanding.

Named Executive Officer Incentive Plan Awards - Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2011, for each Named Executive Officer:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	8,193 219,428 27,007 30,000 25,000 25,000 35,000 35,000	0.44 0.44 0.44 4.65 1.80 3.85 2.40 1.70	July 29, 2012 September 12, 2015 March 1, 2018 August 30, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	9,012 241,371 29,708 0 0 0 0 0
Ian C. Mortimer	3,000 15,000 10,000 15,000 10,000 84,000 11,000 16,000 25,000 25,000	7.00 3.10 5.40 3.00 6.50 5.60 1.80 3.85 2.40 1.70	December 14, 2014 July 25, 2015 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0 0 0 0 0 0 0
Dr. Ian MacLachlan	30,000 16,000 16,000 25,000 25,000	4.65 1.80 3.85 2.40 1.70	August 30, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0 0
Dr. Peter Lutwyche	18,000 16,000 20,000 20,000	1.80 3.85 2.40 1.70	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0
Paul A. Brennan	20,000 20,000 20,000	8.20 2.40 1.70	September 6, 2020 August 9, 2021 December 22, 2021	0 0 0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end TSX share price of $1.54 and the exercise price of the option.

(2)
Dr. Murray holds options to purchase 377,135 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 254,628 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44.  The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares.  See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.

Named Executive Officer Incentive Plan Awards – Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2011 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards – Value vested during the year ($)
Dr. Mark J. Murray	13,813
Ian C. Mortimer	8,840
Dr. Ian MacLachlan	8,840
Dr. Peter Lutwyche	8,840
Paul A. Brennan	0

Pension Plans or Similar Benefits for Named Executive Officers

The Company has no pension or deferred compensation plans for its Named Executive Officers.

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances.  Payments vary based on the reason for termination and the timing of a departure.  The below amounts are calculated as if the Named Executive Officer’s employment had been terminated on December 31, 2011.  Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Paul A. Brennan
Involuntary Termination by Tekmira for cause or upon death
Cash payment Option values (1) Benefits (2)	$0 $280,091 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Involuntary Termination by Tekmira without cause
Cash payment Option values (3) Benefits (2)	$1,034,124 $280,091 $171,813	$885,000 $0 $18,696	$855,000 $0 $15,782	$168,750 $0 $5,837	$134,167 $0 $4,545
Involuntary Termination by Tekmira without cause or by Executive with good reason after a change in control of the Company
Cash payment Option values (3) Benefits (2)	$1,034,124 $280,091 $171,813	$885,000 $0 $18,696	$855,000 $0 $15,782	$252,475 $0 $7,783	$230,000 $0 $7,792

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the options that were vested as at December 31, 2011.

(2)
Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax returns. Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses, that are not covered by insurance.

(2)
This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the options that were vested as at December 31, 2011 and options that would vest during the severance period.

Director Compensation

    The Board of Directors, or the Board, has adopted formal policies for compensation of non-executive directors. In order to align the interests of directors with the long-term interests of shareholders, the directors have determined that the most appropriate form of payment for their services as directors is through participation in the Tekmira’s equity compensation plans, as well as an annual cash retainer and fees for meeting attendance. Directors who also serve as a member of our management team receive no additional consideration for acting as a director.

    The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. Following the business combination with Protiva, the Board reviewed its fee schedule and adjusted it to increase the annual retainer and lower the meeting fees to align with companies comparable to Tekmira. This lowered the overall cash compensation on an annual basis. The new fee schedule came into effect on September 1, 2008, and is as follows: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750.

Non-executive directors earned cash compensation of $260,539 in 2011 as annual retainer and meeting attendance fees. The Company also, reimburses directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for the Company’s most recently completed financial year of December 31, 2011 is:

Name	Fees earned ($)	Option-based awards (1) ($)	Total ($)

Daniel Kisner (Board Chair	42,847	19,279	62,126
Don Jewell	35,780	19,279	55,059
Frank Karbe (Audit Committee Chair)	39,921	19,279	59,200
Kenneth Galbraith	39,886	19,279	59,165
R. Ian Lennox	34,769	19,279	54,048
Michael J. Abrams	35,015	19,279	54,294
Arthur M. Bruskin	32,321	19,279	51,600

Notes:

(1)
The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2011 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 115.5%; and, a weighted average risk-free interest rate of 2.51%.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2011, for each director serving for at least a portion of 2011:

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Daniel Kisner	10,000 5,000 5,000	3.85 2.40 1.70	January 27, 2020 August 9, 2021 December 22, 2021	0 0 0
Don Jewell	5,000 5,000 5,000 5,000	1.80 3.85 2.40 1.70	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0
Frank Karbe	5,000 5,000 5,000	3.85 2.40 1.70	January 27, 2020 August 9, 2021 December 22, 2021	0 0 0
Kenneth Galbraith	5,000 5,000 5,000	3.85 2.40 1.70	January 27, 2020 August 9, 2021 December 22, 2021	0 0 0
R. Ian Lennox	5,000 5,000 5,000 5,000	1.80 3.85 2.40 1.70	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0
Michael J. Abrams (2)	675 675 675 675 17,044 5,445 675 13,503 5,000 5,000 5,000 5,000	0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 1.80 3.85 2.40 1.70	January 22, 2012 January 21, 2013 January 21, 2014 January 22, 2015 September 12, 2015 December 31, 2015 April 3, 2017 May 27, 2017 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	743 743 743 743 18,748 5,990 743 14,853 0 0 0 0
Arthur M. Bruskin	4,000 5,000 5,000 5,000 5,000	5.60 1.80 3.85 2.40 1.70	March 31, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 0 0 0 0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the option.

(2)
All of Dr. Abrams's options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva.  The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading blackout at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading blackout had been lifted, the Company granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as the Company wishes to maintain a balance of ungranted options for use in future periods. At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 5,000 options to each of our non-executive Board members. In December 2011 we granted 5,000 options to each of our non-executive Board members.

Benefits on Termination of Directors

We do not have any contractual obligations arising a director’s service terminates. However, historical practice has been to waive the stock options plan’s post termination 30 to 90 day cancellation period and extend stock options through to their original expiration date.

Long-Term Incentive Plan Awards for our Directors

We do not have any long-term incentives for our Directors other than stock options.

Pension, Retirement or Similar Benefit for our Directors

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits for our Directors.

Directors’ and Officers’ Liability Insurance

We purchase annual insurance coverage for our directors’ and officers’ (executives’) liability.

CORPORATE GOVERNANCE

Tekmira believes in building a strong governance foundation. We are subject to many provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC, the governance standards of the NASDAQ and the rules and policies of the Canadian provincial securities regulators regarding audit committees, corporate governance and the certification of certain annual and interim filings. The following disclosure of our approach to corporate governance outlines the various procedures, policies and practices that Tekmira and our Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices.

Board of Directors

Our Board of Directors assumes responsibility for stewardship of Tekmira. The mandate of our Board of Directors is to supervise the management of the business and affairs of Tekmira. Our Board of Directors delegate day-to-day managerial responsibilities to management, and any responsibility not delegated to senior management or to a committee of the board remains with the full Board of Directors. Our Board of Directors has a formal mandate, which is attached to this Information Circular as Exhibit A.

Our Board of Directors is currently composed of eight directors, and Shareholders are being asked at the Meeting to elect six directors as Mr. R. Ian Lennox and Dr. Arthur Bruskin are not standing for re-election at the Meeting. A majority of the members of the Board of Directors are independent directors, and thus the Board is able to act independently from management. Our Board of Directors has determined that seven of the current eight members of the board are independent under the current requirements of the NASDAQ and the rules and regulations of the Canadian provincial securities regulatory authorities.

Our current independent directors are as follows: Michael J. Abrams, Arthur M. Bruskin, Kenneth Galbraith, Donald G. Jewell, Frank Karbe, Daniel Kisner, and R. Ian Lennox. Mark J. Murray, our President and Chief Executive Officer, is not independent as a result of being an officer of Tekmira.  Further information on our directors is set out in the biography of each director under the heading “Proposal 1 — Election of Directors”. Each biography also outlines the director’s relevant experience and expertise.

Shareholder Communications with our Board of Directors

The Company communicates with its stakeholders through a number of channels including its web site at www.tekmirapharm.com.  Shareholders can provide feedback to the Company in a number of ways, including email at imortimer@tekmirapharm.com.  Any communication sent must state the number of our common shares owned by the shareholder making the communication. We will review each communication and will forward such communication to our Board of Directors, or to any individual director to whom the communication is addressed, unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, we shall discard the communication. All communications that relate to questionable accounting or auditing matters involving Tekmira should be addressed directly to the chair of our Audit Committee as set forth in our Whistleblower Policy, which can be obtained on our website at www.tekmirapharm.com.

Committees of our Board of Directors

To assist in the discharge of its responsibilities, our Board of Directors currently has four committees: the Audit Committee, the Executive Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, and the Science Committee.

Audit Committee

The members of our Audit Committee are Mr. Karbe, Mr. Jewell and Mr. Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the Audit Committee. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and have financial expertise (as is currently defined under the applicable SEC rules). Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

Our Audit Committee is responsible for overseeing our financial reporting processes on behalf of our Board of Directors. Our auditor and independent registered public accounting firm reports directly to our Audit Committee. Specific responsibilities of our Audit Committee include:

•	overseeing the work of the auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

•
evaluating the performance, and assessing the qualifications, of our auditor and recommending to our Board of Directors the appointment of, and compensation for, our auditor for the purpose of preparing or issuing an auditor report or performing other audit, review or attest services;

•	subject to the appointment of our auditor in accordance with applicable corporate formalities, determining and approving the engagement of, and compensation to be paid to, our auditor;

•	determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our auditor and to perform any proposed permissible non-audit services;

•
reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our Board of Directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our Board of Directors;

•	conferring with our auditor and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•
reviewing and discussing with our management and auditor, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures.

For more information concerning the Audit Committee and is members, see the following items in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (available at www.sedar.com and www.sec.gov): Item 6C – Board Practices – Audit Committee, Item 16A – Audit Committee Financial Experts, Item 16C – Pricipal Accountant Fees and Services – Audit Committee Pre-Approved Policies and Proceedures, and Item 16D – Exemptions from the Listing Standards for Audit Committees.

A copy of our Audit Committee’s charter is attached to our Annual Information Form for the year ended December 31, 2010 and is available at www.sedar.com.

Executive Compensation and Human Resources Committee

The members of our Executive Compensation and Human Resources Committee (the “Compensation Committee”) are Mr. Lennox, Dr. Abrams and Dr. Kisner. Mr. Lennox currently chairs the Compensation Committee. Our Board of Directors has determined that each of the members of the Compensation Committee has the appropriate experience for their Committee responsibilities based on their past or current senior roles in our industry. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Compensation Committee include:

•
reviewing and making recommendations to our Board of Directors for our chief executive officer and other executive officers: annual base salary; annual incentive bonus, including the specific goals and amount; equity compensation; employment agreements, severance arrangements and change in control agreements/provisions; and any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our Board of Directors regarding the Company’s overall compensation plans and structure, including incentive compensation and equity based plans;

•
reviewing and making recommendations to our Board of Directors regarding the compensation to be paid to our non-employee directors, including any retainer, committee and committee chair fees and/or equity compensation;

•	reviewing any report to be included in our periodic filings or proxy statement; and

•	acting as administrator of our equity compensation plans.

We engaged a third party firm, LaneCaputo Compensation Inc., to evaluate our Named Executive Officer compensation, including base salaries, in the fourth quarter of 2010. LaneCaputo was paid a fee of $32,480 for this evaluation.

A copy of our Compensation Committee’s charter is available on our website at www.tekmirapharm.com.

As Mr. Lennox is not standing for re-election at the Meeting, the Company intends to fill Mr. Lennox’s position as Compensation Committee chairman with a member of the Board duly elected at the Meeting.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Mr. Galbraith, Dr. Bruskin and Dr. Kisner. Mr. Galbraith chairs the committee. Our Board of Directors has determined that each member of our Corporate Governance and Nominating Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Corporate Governance and Nominating Committee include:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•	evaluating, reviewing and considering the recommendation for nomination of incumbent directors for re-election to the Board;

•	periodically reviewing and assessing the performance of our Board, including Board committees;

•	developing and reviewing a set of corporate governance principles for Tekmira.

A copy of our Corporate Governance and Nominating Committee’s charter is available on our website at www.tekmirapharm.com.

Our Board of Directors is responsible for approving nominees for election as directors. However, as is described above, our Corporate Governance and Nominating Committee is responsible for reviewing, soliciting and recommending nominees to our Board of Directors.

In evaluating prospective nominees, our Corporate Governance and Nominating Committee looks for the following minimum qualifications: strong business acumen, extensive previous experience as an executive or director with successful companies, the highest standards of integrity and ethics, and a willingness and ability to make the necessary time commitment to diligently perform the duties of a director. Nominees are selected with a view to our best interests as a whole, rather than as representative of any particular stakeholder or category of stakeholders. Our Corporate Governance and Nominating Committee will also consider the skill sets of the incumbent directors when recruiting replacements to fill vacancies in our Board of Directors. Our Board of Directors prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that our Board of Directors can achieve its objectives. When a vacancy on our Board of Directors occurs, in searching for a new director, the Corporate Governance and Nominating Committee will identify particular areas of specialization which it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of our Board of Directors. Potential nominees and their respective references are interviewed extensively in person by the Corporate Governance and Nominating Committee before any nomination is endorsed by that committee. All nominations proposed by the Corporate Governance and Nominating Committee must receive the approval of our Board of Directors.

As Dr. Bruskin is not standing for re-election at the Meeting, the Company intends to fill Dr. Bruskin’s position as Corporate Governance and Nominating Committee member with a member of the Board duly elected at the Meeting.

Science Committee

The members of our Science Committee are Dr. Bruskin, Dr. Abrams and Dr. Kisner. Dr. Bruskin chairs the Science Committee. Our Board of Directors has determined that each member of our Science Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Science Committee include:

•	review with management and report to the Board of Directors on the research programs of Tekmira and on relevant developments in the field of RNAi research; and

•	attend meetings of any external scientific advisory groups including the Scientific Advisory Board.

As Dr. Bruskin is not standing for re-election at the Meeting, the Company intends to fill Dr. Bruskin’s position as Science Committee member with a member of the Board duly elected at the Meeting.

Board and Committee Meetings

During 2011, our Board of Directors held a total of 9 meetings (in person or by teleconference). Our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Science Committee met a total of four, three, one and one time(s), respectively, during 2011.

The attendance records for the members of the Board of Directors in the year ended December 31, 2011 are as follows:

Director	Number of meetings attended:
	Board	Committees
Daniel Kisner (Chairman of the Board)	9 of 9	5 of 5
Mark J. Murray	9 of 9	n/a
Arthur Bruskin	8 of 9	2 of 2
R. Ian Lennox	9 of 9	2 of 3
Michael J. Abrams	9 of 9	3 of 3
Don Jewell	8 of 9	4 of 4
Frank Karbe	9 of 9	4 of 4
Kenneth Galbraith	9 of 9	4 of 5

In addition to the Company’s formal, standing committees, the Board may from time-to-time organize informal, ad-hoc committees to address specific issues.

The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. At each regularly held quarterly Board meeting, the Board’s independent directors held an in camera session without the presence of non-independent directors and members of management.

Certain of the directors and senior officers of the Company are employed by or affiliated with organizations which have entered into research agreements with the Company.  As disputes may arise between these organizations and the Company, or certain of these organizations may undertake or have undertaken research with competitors of the Company, there exists the possibility for such persons to be in a position of conflict.  However, these persons have a duty to deal fairly and in good faith with the Company and such other organizations in making any decision or recommendation involving the Company.  In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.

Code of Conduct

We have adopted a code of business conduct for directors, officer and employess (the “Code of Conduct”), which is available on our website at www.tekmirapharm.com and also at www.sedar.com.

Our Board of Directors and management review and discuss from time to time the effectiveness of our Code of Conduct and any areas or systems that may be further improved. We have not filed a material change report that pertains to any conduct of any of our directors or executive officers that constitutes a departure from our Code of Conduct. If we make any substantive amendments to our Code of Conduct, or grant any waiver from a provision of our Code of Conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

Tekmira complies with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest in the approval of agreements or transactions and our code of conduct sets out additional guidelines in relation to conflict of interest situations. Tekmira, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that one of our directors or officers may have.  Where appropriate, our directors absent themselves from portions of a meeting of our Board of Directors or Board committee to allow independent discussion of points in issue.

Tekmira was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees compliance with our Code of Conduct to the extent possible.

Position Descriptions

Our entire Board of Directors is responsible for the overall governance of Tekmira. Any responsibility that is not delegated to senior management or a committee of our Board of Directors remains with the entire board. Our Board of Directors has adopted a position description for our Chairman.  Currently, our Chairman is independent of management; however, in the event that our Chairman is not independent under applicable regulation, we have also adopted a position description for a Lead Director. Additionally, we have adopted position descriptions for each of the Chairs of our four committees.

Our Board of Directors has also adopted a position description for our Chief Executive Officer. Our Chief Executive Officer has overall responsibility for all operations of Tekmira. Our Board of Directors reviews and approves the corporate objectives that our Chief Executive Officer is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of our Chief Executive Officer’s performance.

Orientation and Continuing Education

New Board members receive a director’s orientation including reports on the Company’s strategic plans, its significant financial, accounting and risk management issues. In addition, the orientation for our directors involves meeting with our senior management and an interactive introductory discussion about Tekmira, providing the directors with an opportunity to ask questions.

Board meetings are periodically held at the Company’s facilities and combined with presentations by the Company’s senior management to give the directors additional insight into the main areas of the Company’s business.

GENERAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as otherwise set out herein.

Indebtedness of Directors and Executive Officers

No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

Management Contracts

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

Shareholder Proposals

If you want to propose a matter for consideration at our 2012 Annual General Meeting, then that proposal must be received at our registered office at 25th Floor, Toronto Dominion Bank Tower, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 by March 22, 2012. For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), be in writing, accompanied by the requisite declarations and signed by the submitter and qualified shareholders who at the time of signing are the registered or beneficial owners of shares that, in the aggregate: (a) constitute at least 1% of our issued common shares that have the right to vote at general meetings; or (b) have a fair market value in excess of Cdn$2,000. For the submitter or a qualified shareholder to be eligible to sign the proposal, that shareholder must have been the registered or beneficial owner of our common shares that carry the right to vote at general meetings for an uninterrupted period of at least two years before the date the proposal is signed.

ADDITIONAL INFORMATION

Information contained herein is given as of May 15, 2012, except as otherwise noted.  If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tekmira, including Tekmira’s most current Annual Report on Form 20-F, the comparative consolidated financial statements of Tekmira for the financial year ended December 31, 2011, together with the report of the auditors thereon and management’s discussion and analysis of Tekmira’s financial condition and results of operations for fiscal 2011 which provide financial information concerning Tekmira can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or on the website of the SEC at www.sec.gov.  Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable. Additionally, the reports and other information filed by us with the SEC can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) Dr. Daniel Kisner
Chairman of the Board
Vancouver, British Columbia May 15, 2012

Exhibit A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Tekmira Pharmaceuticals Corporation (the “Company”) outlines the responsibilities of the Company’s Board, and identifies the personal and professional conduct expected of its directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board to oversee the direction and management of the Company in accordance with the Company’s Articles, the Business Corporations Act (British Columbia) (the “BCBCA”), and the applicable requirements of such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the rules and regulations of the United States Securities and Exchange Commission, and the rules and regulations of the Canadian provincial and federal securities regulatory authorities, in all cases as may be modified or supplemented (collectively referred to herein as the “Rules”), while adhering to the highest ethical standards.  Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

Strategic Planning & Budgets

•
Meet at least annually to review the Company’s strategic business plan proposed by management, which takes into account, among other things, the opportunities and risks of the Company’s business, and includes a statement of the Company’s vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

•	Review the Company’s corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

•	In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company’s vision, mission and values.

Review of Corporate Performance

•	Review the Company’s performance against strategic plans, corporate objectives, financial plans and budgets.

Chair of the Board

•	Appoint a Chair of the Board and review annually the Position Description for the Chair.

Lead Director

•
If the Chair of the Board is not independent under the Rules, consider, if determined appropriate, appointing a Lead Director and, if applicable, prepare and review annually the Position Description for the Lead Director.

Executive Officers

•	Approve the hiring of executive officers.

•
Evaluate the integrity of the Chief Executive Officer and other executive officers, and direct the Chief Executive Officer and other executive officers to promote a culture of integrity throughout the Company.

•	Establish, and review annually, the Position Description for the Chief Executive Officer, and the job descriptions for the executive officers, as deemed necessary.

•	Evaluate executive officers’ performance and replace executive officers where necessary.

•	Consider succession planning and the appointment, training and monitoring of executive officers, including any recommendations from the Corporate Governance and Nominating Committee.

•	Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

•	Review major Company organizational and staffing issues.

Corporate Disclosure

•	Review annually the Company’s Corporate Disclosure Policy and evaluate Company compliance with the policy, including general communications with analysts, investors and other key stakeholders.

Systems Integrity

•	Confirm with the Audit Committee that it has reviewed and discussed the adequacy of the Company’s internal financial reporting controls and management information systems.

•
Review, adopt and confirm distribution to appropriate personnel of the Company’s Code of Business Conduct for Directors, Officers and Employees and other governing policies, as applicable. Review and evaluate, as deemed necessary, whether the Company and its executive officers conduct themselves in an ethical manner and in compliance with the applicable Rules, audit and accounting principles and the Company’s own governing policies.

•	Provide for free and full access by the Board to management regarding all matters of compliance and performance.

Material Transactions

•	Review and approve any material transactions outside of the corporate budget.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors and Independence

•	Ensure that the majority of directors are independent pursuant to the Rules.

Annual Disclosure of Director Independence

•	Publicly disclose in the Company’s annual proxy statement, information circular or other regulatory filing conclusions as to the independence of the directors as required by the Rules.

Meetings of Independent Directors

•	Ensure that independent directors (as determined under the Rules) have regularly scheduled meetings at which only independent directors are present.

Board Assessment

•	Review and discuss the Corporate Governance and Nominating Committee’s annual assessment of the performance of the Board, including Board committees.

Outside Advisors for Directors

•	Ensure that the Board and each committee of the Board are permitted to engage outside advisors at the Company’s expense as they deem appropriate.

Director Succession

•	Ensure, as deemed appropriate, that there is a succession plan for directors.

Compensation of Non-Employee Directors

•	Annually review and approve the compensation to be paid to independent directors as recommended by the Compensation Committee.

Review of Board Materials, Attendance at Meetings, etc.

•
Advise Board members to review available Board meeting materials in advance, attend an appropriate number of Board meetings and committee meetings, as applicable, and devote the necessary time and attention to effectively carry out the Board’s responsibilities.

Perform other Functions Prescribed by the Articles, the BCBCA and the Rules

•	Perform such other functions as prescribed by the Company’s Articles, the BCBCA and the Rules.

Audit Committee

•	Delegate general responsibility to the Audit Committee those matters outlined in the Charter of the Audit Committee, which may include, among other things:

¡
overseeing and evaluating the performance, and assessing the qualifications, of the Company’s independent auditors and recommending to the Board the nomination and if applicable, the replacement of, and compensation to be paid to, the independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

¡
subject to the appointment of the independent auditors by the Company’s shareholders, determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform all proposed audit, review or attest services;

¡
determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform any proposed permissible non-audit services;

¡
reviewing the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to the Board whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board;

¡
reviewing and discussing with management, the Board and the independent auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management and any certain and specific risks to the Company, and ensuring the implementation of appropriate systems to manage such risks, and the Audit Committee shall have the authority to delegate such responsibilities to another committee of the Board;

¡	conferring with the independent auditors and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

¡
establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters, and reviewing such procedures annually;

¡
reviewing and discussing with the independent auditors and management any legal matters, tax assessments, and any other matters which raise material issues regarding the Company’s financial statements or accounting policies and the manner in which these matters have been disclosed in the Company’s public filings;

all as more specifically set out in the Charter of the Audit Committee.

•	Appoint Board members to fill any vacancy in the Audit Committee.

•	Ensure that all members of the Audit Committee are:

¡	independent under the Rules;

¡
financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements; and

¡	compliant with any other requirements under the Rules.

•	Promote that, whenever possible, the Audit Committee have one member who is an audit committee financial expert as is currently defined under the Rules.

•	Review annually the Charter of the Audit Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Executive Compensation and Human Resources Committee

•
Delegate general responsibility to the Executive Compensation and Human Resources Committee (the “Compensation Committee”) those matters outlined in the Charter of the Executive Compensation and Human Resources Committee, which may include, among other things:

¡
reviewing and recommending to the Board the salary, bonus, equity compensation and any other compensation and terms of employment of the Company’s Chief Executive Officer, with consideration given to the corporate goals and objectives of the Company relevant thereto;

¡
reviewing and recommending to the Board the salary levels, bonus plans and structures and payments thereunder and other forms of compensation policies, plans and programs for other executive officers of the Company;

¡	reviewing and recommending to the Board the Company’s overall compensation plans and structure, including without limitation incentive-compensation and equity-based plans;

¡	reviewing and recommending to the Board the compensation to the paid to independent Board members, including any retainer, Committee and Committee chair fees and/or equity compensation;

¡	overseeing an evaluation of management succession planning;

all as more specifically set out in the Charter of the Compensation Committee.

•	Appoint Board members to fill any vacancy in the Compensation Committee.

•	Ensure that all members of the Compensation Committee are independent under the Rules.

•	Review annually the Charter of the Executive Compensation and Human Resources Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Corporate Governance and Nominating Committee

•
Delegate general responsibility to the Corporate Governance and Nominating Committee those matters outlined in the Charter of the Corporate Governance and Nominating Committee, which may include, among other things:

¡	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

¡	reviewing and assessing the performance of the Board, including Board committees, seeking input from management, the Board and others;

¡	providing continuing education opportunities for Board members;

¡	the annual evaluation of the Board;

¡	developing and periodically reviewing a set of corporate governance principles for the Company;

all as more specifically set out in the Charter of the Corporate Governance and Nominating Committee.

•	Appoint Board members to fill any vacancy in the Corporate Governance and Nominating Committee.

•	Ensure that all members of the Corporate Governance and Nominating Committee are independent under the Rules.

•	Review annually the Charter of the Corporate Governance and Nominating Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Science Committee

•	Delegate general responsibility to the Science Committee those matters outlined in the Charter of the Science Committee, which may include, among other things:

¡	Periodically reviewing the scientific affairs of the company and making recommendations and providing strategic advice to the Board regarding current and planned research programs;

¡	Attending, as appropriate, external advisory boards that provide input into the Company’s research and development strategies;

all as more specifically set out in the Charter of the Science Committee.

•	Appoint Board members to fill any vacancy in the Science Committee.

•	Review annually the Charter of the Science Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Amendments to this Mandate of the Board of Directors

•	Annually review this Mandate and propose amendments to be ratified by the Board.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board nominees:

Leadership and Experience

•	Nominees must demonstrate exceptional leadership traits and a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

Contribution

•	Nominees must demonstrate their capacity to contribute the requisite skills, resources and time necessary to effectively fulfil their duties as a Board member.

Conduct and Accountability

•	Nominees must demonstrate the highest ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as Board members.

Judgement

•	Nominees must demonstrate a capacity to provide sound advice on a broad range of industry and community issues.

•	Nominees must have or develop a broad knowledge base of the Company’s industry in order to understand the basis from which corporate strategies are developed and business plans produced.

•	Nominees must be able to provide a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

Teamwork

•	Nominees must demonstrate that they will put Board and Company performance ahead of individual achievements.

Communication

•	Nominees must demonstrate a willingness to listen as well as to communicate their opinions openly and in a respectful manner.